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Exhibit 99.1

Geac Computer Corporation Limited

RENEWAL ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED APRIL 30, 2005

July 27, 2005

RENEWAL ANNUAL INFORMATION FORM
Geac Computer Corporation Limited

         Information is provided as at July 27, 2005, unless otherwise specified.

FORWARD-LOOKING STATEMENTS AND DEFINITIONS

        This Annual Information Form contains forward-looking statements based on current expectations. Important factors that could cause a material difference between these forward-looking statements and actual events include those set forth under the heading "Risks and Uncertainties" of our FY 2005 Management Discussion and Analysis dated June 22, 2005, which is incorporated herein by reference.

        As used in this Annual Information Form and unless the context otherwise requires, or unless otherwise indicated, all references to the "Company," the "Corporation," "Geac," "we" or "our" or similar expressions are references to Geac Computer Corporation Limited and its consolidated subsidiaries, and all references to "FY" are references to the fiscal year of the Corporation which ends April 30 of each year. All dollar amounts herein are expressed in United States dollars, unless otherwise noted. Effective May 1, 2003, the Corporation adopted the U.S. dollar as its reporting currency as U.S.-dollar-denominated operations represents an increasingly significant portion of the Corporation's operations. Accordingly, for comparative purposes, financial information has been translated into U.S. dollars for the fiscal year ended April 30, 2003.

INCORPORATION

        Geac Computer Corporation Limited is a corporation existing under and governed by the Canada Business Corporations Act. The following is a summary of the amendments made to the Corporation's constating documents since incorporation.

        On May 1, 2004, Geac Computer Corporation Limited amalgamated with Geac Canada Limited, its wholly owned subsidiary.

        Effective October 31, 1997, Geac Computer Corporation Limited's common shares were split two for one.

        On May 1, 1992, Geac Computer Corporation Limited amalgamated with Geac European Holdings Corporation, its wholly owned subsidiary.

        On May 1, 1988, Geac Computer Corporation Limited amalgamated with Geac Computers International Inc., its wholly owned subsidiary.

        Prior to May 1, 1988, the articles of Geac Computer Corporation Limited were amended, among other things, to subdivide the common shares of Geac Computer Corporation Limited, create a class of an unlimited number of preference shares and vary the provisions of the preference shares.

        By certificate of continuance dated January 7, 1980, Geac Computer Corporation Limited was continued under the Canada Business Corporations Act, after the authorized capital of Geac Computer Corporation Limited had been increased by supplementary letters patent issued November 20, 1975.

        Geac Computer Corporation Limited was incorporated under the laws of Canada by letters patent dated May 11, 1971.

        The head office and registered office of Geac Computer Corporation Limited is located at 11 Allstate Parkway, Suite 300, Markham, Ontario, L3R 9T8.

SUBSIDIARIES

        Geac Computer Corporation Limited has approximately 64 direct and indirect wholly owned subsidiaries. The following is a list of the significant subsidiaries of Geac Computer Corporation Limited as at April 30, 2005:

NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION	PERCENTAGE OF SECURITIES OWNED*
Geac Enterprise Solutions, Inc.	Georgia, USA	100%
Geac Performance Management, Incorporated	Michigan, USA	100%
Geac Performance Management (U.S.), Inc.	Michigan, USA	100%
Geac Software Solutions Limited	United Kingdom	100%
Geac Enterprise Solutions Limited	United Kingdom	100%
Geac Performance Management Limited	United Kingdom	100%
Geac France SAS	France	100%

        *held directly or indirectly

        Certain subsidiaries have been omitted from the table above, due to the fact that, as of April 30, 2005, each represents not more than 10% of our consolidated assets and not more than 10% of our consolidated sales and operating revenues, and, taken in the aggregate, all of the omitted subsidiaries represent less than 20% of our total consolidated assets and total consolidated sales and operating revenues.

GENERAL DEVELOPMENT OF THE BUSINESS

        We are a leading global provider of software and services for businesses and governmental bodies, providing our customers with financial and operational technology solutions that allow management to measure performance and share information to improve and foster more dynamic decision-making.

        Although we view the chief financial officer of a business as our principal customer, we sell to others in an organization who are responsible for one or more of these elements in the financial value chain, including the chief information officer or CIO. Our software applications and services include cross-industry Enterprise Application Systems ("EAS") and Industry Specific Applications ("ISA"). Our EAS group serves large and mid-sized enterprises around the world by providing software systems that address transactional activities and business processes, and that monitor, measure and manage business performance. These offerings include financial administration and human resources functions, expense management, time capture, compliance, budgeting, forecasting, financial consolidation, management reporting and analysis, and enterprise resource planning ("ERP") applications. Our ISA group provides industry-specific business applications for the local government, library, real estate, construction, property management, restaurants and public safety marketplaces, including integrated EAS products for certain of these vertical markets.

        Geac Performance Management ("GPM") is our integrated product suite that is designed to enable companies to manage data efficiently, accurately and on a timely basis to enable more effective operational decisions. GPM's more sophisticated features are designed to allow companies to tighten the link between business strategy formulation and operational execution by measuring progress and tracking results. Our GPM products are reported as components of our EAS business segment; however, as we continue to integrate our GPM products into certain of our ISA products, our segmentation may evolve through the course of FY 2006.

        In addition to these software applications, we offer a broad range of professional services related to our software including application hosting, consulting, implementation and integration services, and training. We also resell third party software and hardware products for use in conjunction with our software products and services where appropriate to provide our customers with a more complete solution.

Three-Year History

        The following is a summary description of the significant events that have influenced the general development of Geac's business over the course of the last three fiscal years.

Fiscal Year 2003

        We achieved several milestones in FY 2003. In view of an expected decline in revenues from our legacy enterprise and certain industry-specific applications, we continued to manage our costs in line with revenues, and the fourth quarter of FY 2003 marked the Corporation's eighth consecutive profitable quarter, excluding net restructuring and other unusual items. Geac continued to strengthen its balance sheet, and its cash and short-term investment position, excluding restricted cash, increased from $73.6 million at the end of FY 2002 to $89.8 million at the end of FY 2003. In addition, with the acquisition of Extensity, Inc. ("Extensity") in the fourth quarter and the release of our Geac System21 Aurora product, which combines next-generation enterprise resource planning functionality with real-time process management capabilities, we made significant progress executing on our strategy to deliver a suite of innovative software solutions through a unified application framework, which measures and manages operational and financial processes to improve overall business performance.

        During the second and third quarters of FY 2003, all five million common share purchase warrants issued in FY 2002 in connection with the Corporation's special warrant financing in May 2001 were exercised. As a result of this exercise, share capital in the Corporation increased by $8.7 million and the fair value of the purchase warrants of $1.1 million was reclassified and recognized as part of the issued share capital of the Corporation.

Acquisitions

        In FY 2003 we completed two acquisitions, the most significant being the March 6, 2003 acquisition of 100% of the common shares of California-based Extensity, Inc. ("Extensity"), a leading software applications provider of solutions to automate employee-based financial systems. The purchase price was approximately $50.3 million, consisting of $43.4 million of cash and the issuance of 932,736 common shares in the capital of the Corporation. Since Extensity had $29.8 million in cash and cash equivalents at the date of acquisition, our net cash outflow resulting from the completion of the acquisition was $20.3 million. This acquisition was a significant step in the execution of Geac's strategy to expand into the Business Performance Management software market. The Extensity business has been integrated into our Enterprise Server business. This acquisition has been accounted for as a purchase and the results for this business have been reflected in the EAS group from the date of acquisition. The impact of this acquisition on the operating results and financial position of Geac is included in the Management Discussion and Analysis section of the Corporation's 2003 Annual Report.

        In addition, effective August 5, 2002, we acquired the iSeries unit of EBC Informatique, a French hardware and software solutions provider. The acquired assets included customer contracts, intellectual property rights, trademarks, and property, plant and equipment. The transaction was valued at Euros 2.45 million (approximately $2.4 million). EBC Informatique's iSeries unit was integrated with our Anael Solutions division in France. This acquisition has been accounted for as a purchase and results for this business are reflected in the EAS group from the date of acquisition.

Dispositions

        There were no dispositions made in FY 2003.

Fiscal Year 2004

        In FY 2004 we focused on growing our business through the execution of our "Build, Buy, and Partner" initiatives and consolidating our operations in our continuing effort to produce top-line and bottom-line growth. In FY 2004 we launched several new products to enhance our existing businesses, including our Library Solutions, Local Government and System21 units. We also acquired Comshare, Incorporated ("Comshare") to serve as the cornerstone of our GPM product suite, and we partnered with technology companies to market our products and to develop new tools to integrate various software platforms, thereby enhancing the desirability of our offerings.

        In addition, we produced efficiencies in many parts of our business. We looked critically at our real estate needs and were able to reduce our costs in this area, an ongoing effort on which we continue to focus currently. We also took the first of several steps to consolidate our numerous legal entities (many of which were acquired or organized in connection with legacy acquisitions).

        Effective May 1, 2003 we began reporting our results in U.S. dollars since U.S. dollar-denominated operations represented an increasingly significant portion of our operations.

        In July 2003, we announced that Charles S. Jones was appointed President and Chief Executive Officer of the Corporation, and C. Kent Jespersen was appointed non-executive Chairman of the Board.

        In September 2003, we announced that we had received a three-year, $50.0 million secured revolving term credit facility from Wells Fargo Foothill Inc. The facility is designed to support acquisitions, letters of credit required in the ordinary course of business and other working capital requirements.

        On February 3, 2004, our common shares were registered under the Securities and Exchange Act of 1934 and began trading on the NASDAQ National Market under the ticker symbol "GEAC". Our common shares also continue to be listed on the Toronto Stock Exchange under the ticker symbol "GAC".

        In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants ("CICA"), in the fourth quarter of FY 2004, the Corporation elected to adopt CICA Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments" ("Section 3870"). Under Section 3870, the Corporation has prospectively applied the fair value method of accounting for stock option awards granted and shares issued under its Employee Stock Purchase Plan ("ESPP") on or after May 1, 2003 and, accordingly, has recorded compensation expense in 2004. Prior to May 1, 2003, the Corporation accounted for its employee stock options and shares issued under its ESPP using the settlement method and no compensation expense was recognized.

Acquisitions

        Geac completed its acquisition of Comshare, a Michigan-based leading provider of business performance management software, effective as of August 14, 2003 for a purchase price, excluding acquisition costs, of $53.8 million. Since Comshare had $16.6 million in cash and cash equivalents at the date of acquisition, our net cash outflow resulting from the completion of the acquisition was $37.2 million. The acquisition was accomplished by a cash tender offer at $4.60 per share for all of Comshare's outstanding common stock.

Dispositions

        There were no significant dispositions made in FY 2004.

Fiscal Year 2005

        During FY 2005 we continued to execute on our strategic objectives of increasing new software license revenue from existing and new customers, particularly in growth markets such as the Business Performance Management arena. New software license revenue is critical to our growth as it generates professional services revenue and ongoing support revenue. We believe that by continuing to "Build, Buy and Partner" to execute this strategy, we may increase software license revenue growth and decrease support revenue attrition. We expanded the reach of our GPM products through sales on a stand-alone basis to customers who use non-Geac ERP systems and by integrating these products into several of our core ERP products, including Anael, Enterprise Server, Smartstream and System21. In FY 2005, revenue generated from our GPM product suite represented approximately 16% of our total revenue.

        With respect to product development, in FY 2005 we released an assortment of other internally developed products including, SmartSeries 5.3, Vubis Smart 2.3, Anael RH, SmartStream 7.0, and AMSI's eFinancials. We also released Geac Compliance Management 2.1 and the latest version of our Expense Management application, which now includes full Web-enabled Travel Planning functionality. As part of our GPM suite of products, we released MPC 6.5 and we also released Production Reporting for third-party products including Microsoft SQL Server Reporting Services to address our customers' complex reporting requirements. Overall, sales of internally developed new products contributed significantly to our software license revenue growth in the fourth quarter of FY 2005. Software license revenue for the fourth quarter of FY 2005 increased 21.1% from software license revenue recognized during the fourth quarter of FY 2004.

        Geac also continued to expand many of its products into new geographic markets in FY 2005. For example, during FY 2005 we made our first sale of Geac Strategy Management in the Asia-Pacific region and the first sale of our Vubis Smart product (originally developed for the European market) into the North American market.

        Throughout FY 2005, we continued our efforts to identify potential acquisition candidates with complementary products that would expand our client base or augment our product offerings. These include acquisitions targeted at expanding our GPM business, as well as acquisitions of other ERP vendors with the potential to increase sales to existing and new customers by providing access into new markets. Despite our ongoing efforts, however, many recent acquisitions in the software industry in general have occurred at high valuations, making it difficult for Geac to find acquisitions that are both strategic and accretive. However, our recently improved sales of new products resulting from research and development may enable us to expand the justifiable horizons upon which we might value acquisitions. Given the relative sizes of the existing components of our business, we currently expect meaningful revenue growth will be dependent on acquisitions. We believe that if we successfully execute our growth strategy this dependency could diminish over time when the organic growth of a larger software license revenue stream outpaces the loss of revenue due to maintenance attrition and our planned reduction in hardware sales.

        We have also been working to increase the breadth and depth of our partnership relationships in order to be successful in executing our growth strategy, including our alliance with American Express Tax and Business Services, Inc., which now offers GPM to its North American customers. We believe that we need to increase significantly the breadth and depth of our partner relationships worldwide in order to be successful in contributing to our growth strategy. We continue to evaluate opportunities with various partners for distribution of our products worldwide and the associated implementation opportunities.

        FY 2005 also saw continued success in our efforts to maintain cost-efficiencies. Employee headcount decreased by approximately 100 from approximately 2,300 employees at the end of FY 2004 to approximately 2,160 employees at the end of FY 2005. At the same time, we increased spending on attracting and retaining effective sales personnel who are focused on obtaining new customers and generating software license sales growth.

        With respect to financial developments, low-margin hardware revenue was reduced significantly during FY 2005 as we continued to de-emphasize this lower margin business. We also experienced an increase in gross profit for FY 2005 as a result of improved gross margins on each revenue line, reduced costs and displacement of lower margin hardware revenue by higher margin software, support and services revenue. The improvement in the gross profit on software license revenue resulted from an increase in direct sales as a percentage of total sales. We achieved this improvement, despite increases in software costs associated with royalty payments that we made in connection with the sale of certain of our products in which we incorporate third-party technology.

        In FY 2005 we were successful in reducing attrition of support revenue in our legacy EAS business segment to less than 10% (excluding the effect of foreign currency exchange rates). We believe that this resulted in part from several new product releases and product integrations.

        We also successfully generated cash from operations throughout FY 2005, resulting in $188.2 million of cash and short-term investments on our balance sheet—a $75.7 million increase over our fiscal year-end cash and short-term investments position in 2004. This strong cash position should assist us in accomplishing our growth strategy as we continue to examine acquisition opportunities that would enhance our existing product lines, expand our customer base and build our total revenue

        In addition, as part of our long-term equity incentive program for management, in FY 2005 we adopted a Restricted Share Unit Plan and have funded fully the Restricted Share Units ("RSUs") granted to date under that plan. These RSUs will vest over the next three years and were funded through open market purchases of Geac shares totaling 1,358,250 shares, which are currently held in trust for our employee recipients until their RSUs have vested. Because the RSUs are funded by open-market share purchases, the impact of such grants is not dilutive to Geac shareholders as would be the case with new stock option grants, which require us to issue new shares when the options are exercised.

Acquisitions

        There were no acquisitions made during FY 2005.

Dispositions

        There were no dispositions made in FY 2005.

Subsequent Events

        There have been no material events subsequent to the end of our FY 2005.

DESCRIPTION OF THE BUSINESS

General Overview

        We are a global provider of application software and a broad range of professional services for businesses and governmental bodies. Geac provides customers worldwide with financial and operational technology that improves business performance by enhancing management's ability to measure and to analyze more dynamically a company's performance and increasing the flow of information to foster more-informed, real-time decisions. We offer products and services on a broad range of industry-standard hardware platforms. Our acquisition strategy has enabled us to add new products, and to expand into new markets and geographic areas.

        We currently report our products and services in two primary segments:

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  Enterprise Application Systems ("EAS"), which include enterprise-level business applications and professional services for large and mid-sized companies across multiple industries to help them monitor, measure and manage their businesses' performance. These offerings include financial administration and human resources functions, expense management, time capture, compliance, budgeting, forecasting, financial consolidation, strategy management, management reporting and analysis, and ERP applications.

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  Industry Specific Applications ("ISA"), which include industry-specific business applications and professional services for the local government, library, real estate, construction, property management, restaurants and public safety marketplaces.

        For FY 2005, we continued to manage and report our business in two major business segments: EAS and ISA. Although these two business segments are reported and tracked separately, our ISA product offerings include integrated EAS products for certain of these vertical markets. Our GPM products are reported as components of our EAS business segment; however, as we continue to integrate our GPM products into certain of our ISA products, our segmentation may evolve through the course of FY 2006.

Our Products and Services

        In addition to the application software products listed below, we offer a broad range of professional services related to our software including application hosting, consulting, implementation and integration services, and training worldwide. Our services are provided on-site at various customer locations, as well as remotely through various means, including call-center support services, web-hosting services and off-site development services.

Enterprise Application Systems

        In FY 2005 Enterprise Applications Systems accounted for approximately 79.2% of our total revenues compared to approximately 78.9% in FY 2004. Our EAS group serves large, often global, enterprises, as well as smaller, middle-market companies, all branches of government, including local, state and federal.

        Our EAS products allow our customers to standardize the management of information throughout the enterprise. This facilitates more effective decision making by enabling performance comparisons between different sites, offices, countries, product lines, brands, and profit centers. We believe our EAS products help businesses to budget more effectively to reduce inventories and mitigate the need for additional working capital. This, in turn, improves productivity and efficiency by providing accurate and flexible reporting, production planning and scheduling systems and helps companies to comply with accounting and regulatory requirements.

        We provide our EAS solutions to customers in a variety of industries, including apparel, manufacturing and retailing, automotive parts manufacturing, banking and financial services, food and beverage processing and retailing, healthcare and local government administration.

        Depending on the specific product, our EAS systems run on a number of hardware platforms, including mainframe, mid-range and PC-based computer and client/server architectures, and use industry-standard databases such as IBM's DB2, Sybase, Oracle and Microsoft SQL Server.

        Our EAS systems offer simple user interfaces, flexible reporting options and sophisticated analytical tools, including third-party solutions provided by our alliance partners. These reporting, planning and analytical tools enable our customers to analyze information contained within their enterprise management systems as they require. We also design our systems to be easily integrated with our customers' other business applications, as well as with new, best-of-breed applications as they emerge from Geac or other third parties, enabling our customers to extend the functionality of their Geac systems to maximize the value of their existing information technology investments.

        Many of our EAS systems are web-enabled to permit anytime-anywhere browser-based access. Users with Internet access can access their applications via the Internet using a standard browser. Customers can use this functionality to reduce costs and attain faster, more effective management control, without the administrative burden and delay inherent in overly centralized business processes. For example, our customers can use our web-enabled applications from remote locations to:

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  build, manage and measure their company's plans, budgets and forecasts comparing actual performance to the defined strategy of the business;

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  allow their employees to update their own personal data in the customer's employee benefits system, increasing convenience and relieving human resources personnel of administrative tasks (for example, enabling employees to submit requests for vacation, allowing managers to set up, control and manage the appropriate training courses with the ability to measure the impact of these courses on their employees' skill levels; and

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  enable their employees to manage expenses, submit timesheets or procure necessary goods and services when they need them by using e-procurement features available in our EAS systems.

        Our principal EAS products include:

  Geac Performance Management

        GPM is our integrated product suite that enables companies, whether users of our ERP systems or those of other providers, to manage data efficiently, accurately and on a timely basis to allow such data to be used effectively in making operational and financial decisions. GPM currently consists of GPM Decision, a business intelligence tool; GPM Budgeting; GPM Compliance; GPM Expense Management; GPM Forecasting; GPM Financial Consolidation; GPM Process Management; and GPM Strategy Management. GPM's more sophisticated features allow companies to tighten the link between business strategy formulation and operational execution by measuring progress and tracking results. While we continue to sell the majority of our GPM products on a stand-alone basis to customers who use non-Geac ERP systems, in FY 2005 we successfully integrated GPM into several of our core ERP products, including Anael, Enterprise Server, Smartstream and System21, and sold these integrated products to many customers worldwide. This "umbrella strategy" has allowed customers to use our GPM products to retrieve transactional data generated by their ERP applications and to use the results to make informed decisions. Most recently, in April 2005, Ventana Research, a leading Performance Management research and advisory services firm, named Geac its "Overall Category Winner" for the advances and success of our MPC performance management product family.

  System21

        System21 is a fully integrated suite of financial, manufacturing, customer service and logistics and service management applications based on the mid-range IBM e-server iSeries (formerly known as AS/400) platform. Our System21 products are used by companies worldwide, particularly in the food and beverage, apparel and shoe manufacturing, distribution, retail, automotive parts manufacturing and electronics industries.

        Our experience working with users of our System21 applications in these industries has enabled us to tailor our products to the specific needs of customers and, in many cases, to develop industry-specific versions of our System21 product. For example:

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  our System21 Drinks system, widely deployed in the beverage industry, incorporates specialized features required by liquor producers and importers that operate across multiple jurisdictions. These features include the ability to handle the complex tax and regulatory requirements that apply to bonded warehouses and to manage excise tax issues that are specific to the beverage industry.

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  our System21 Style/Runtime product, an integrated distribution and manufacturing solution for the apparel and footwear industries, offers apparel manufacturers and retailers a complete end-to-end solution, with applications that address design, product lifecycle development and definition, sourcing, manufacturing, contract and stock management, customer services, customer relationship management and retail.

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  Our System21 Service Management solution provides a fully integrated solution organizations involved in after-sales equipment maintenance. It covers the whole lifecycle management of capital equipment including manufacture, installation, maintenance, repair and returns.

  E Series and M Series

        Our E Series and M Series products, formerly known as our Expert and Millennium products, are integrated suites of financial, human resources and procurement applications designed to run on mainframe computers, including the IBM S/390 and e-server zSeries. Large and mid-sized enterprises in more than 32 countries, primarily in North America and Europe, use our E Series and M Series products, which are available in English, French and Spanish language versions. The industries that use our E Series and M Series products most widely include financial services, manufacturing, healthcare and education. Seven of the ten largest companies (or divisions and other business units thereof) in the Fortune 500 use our E Series or M Series products.

  SmartStream

        SmartStream is a suite of financial, procurement and human resource solutions that can be deployed on Windows NT or Unix operating systems and Microsoft SQL and Sybase SQL databases in a two-tiered client-server architecture. Hundreds of companies use SmartStream, ranging from large global enterprises to mid-sized and smaller businesses, primarily in North America and Europe and, to a lesser extent, in the Asia Pacific region and in South America. The industries in which SmartStream is most widely deployed include banking, insurance and other financial services, manufacturing, retail, healthcare, government, education and business services. The SmartStream suite is available in various languages, including English, French and Spanish.

  Anael

        Anael solutions is a fully integrated suite of performance management, financial, accounting, payroll and human resources, construction, temporary staffing, e-commerce and customer relationship management applications, consisting of 20 products and services based on the IBM iSeries platform, as well as Windows Server. As at April 30, 2005, approximately 1,478 mid-sized and large customers, primarily in France and other French-speaking countries, use Anael solutions. The Anael solution suite is also available under an ASP model.

Industry Specific Applications

        In FY 2005 Industry Specific Applications accounted for 20.8% of our total revenues, compared to 21.1% in FY 2004.

        Our ISA group provides industry-specific business applications for the local government, library, real estate, construction, property management, restaurants and public safety marketplaces, including integrated EAS products for certain of these vertical markets

  Residential Real Estate Applications

        Our Interealty business provides web-based multiple-listing services, comprised of information systems, services and products to realty boards, primarily in North America. Interealty provides real estate professionals with online multiple listing system information, desktop productivity software, agent web-site development and hosting, and customer relationship management systems. Interealty's MLXchange product has advanced, web-enabled features that provides real estate agents with real-time information relating to properties and prospects.

  Commercial Systems Division

        Geac's Commercial Systems Division is comprised of our Architecture, Electrical and Construction Applications ("AEC"), Property Management Systems, and our Geac TotalHR product offerings.

        Architecture, Electrical and Construction Applications

        Our AEC group provides integrated software suites, including project management, job-costing, bidding and estimating, and financial and accounting solutions to engineers, architects and general and specialty trade contractors in the residential and commercial construction businesses.

        Property Management Systems

        Our Property Management Systems group provides software applications designed to improve productivity in the day-to-day management of residential and commercial buildings. The group's products, which primarily service the multi-unit residential market, help to monitor traffic and conduct marketing, leasing and rent collection operations. Accounting and financial applications and on-site management tools complete the product offering. New web-based applications provide easy-to-use and cost effective data collection. Clients include real estate investment trusts, pension funds, insurance companies, property management companies and other real estate investors.

        Human Resource Applications

        Geac TotalHR provides applications for human resource and payroll management. TotalHR software facilitates the processing of employee information and improves the reliability and usability of that information. TotalHR is a client/server-based application that allows customers to manage and evaluate human resources and payroll needs. It has administration and configuration features that address diverse user-group and departmental security and accessibility requirements.

  Library Solutions

        Our Library Solutions group provides automation solutions for public, academic and specialty libraries, archives, museums and business intelligence centers. The group's products are able to manage records in different formats and character sets, as well as to provide interconnectivity with other information services. For example, our Vubis Smart library application, developed in conjunction with Brussels Vrije Universiteit and Eindhoven Technische Universiteit, enables libraries to implement a web-based service to provide users with greater flexibility and the ability to search multiple databases concurrently within the library's management system and from external sources. Using this application, users are able to better manage books, CDs, DVDs and videos with broad reference capabilities for electronic books and electronic journals in keeping with today's virtual library environment.

  Local Government

        Our Local Government group provides a Land Information System called Pathway PPR which addresses the "People, Property and Regulatory" requirements of Local Governments in Australia and New Zealand. The product is installed in over 79 councils. The product includes a web-enabled customer self service module, ePathway, which provides 24-hour, 7-days-a-week service in a number of areas such as customer request management (CRM), lodgement of Building and Planning Applications, Certificate Searches and Payment of monies.

  Restaurant Systems

        The Restaurant Systems group provides applications to quick-service and table-service restaurants and food service providers in North America and the United Kingdom and is designed to improve customer service and to manage production and administrative operations. Applications include point-of-sale, back office reconciliation and inventory control. The group primarily serves franchisors and franchisees of chain restaurant companies. The group's advanced store management and executive information software systems enable the group's customers to meet high volume transaction management needs.

  Public Safety

        Our Public Safety Systems group provides computer-aided dispatch and records management systems for emergency services such as law enforcement agencies, fire departments and ambulance service organizations. The group's systems assist critical services delivery organizations to improve call response times and to disseminate important information to response personnel.

Distribution of Products

        Complementing our own domestic and international distribution organization, we have a network of value added resellers ("VARs") and distributors delivering our solutions to other geographical markets, including in the Middle East, North America, Europe, Africa and Asia-Pacific. We select these VARs and distributors for their expertise in meeting the needs of local customers in specific vertical markets.

        Although we offer some of our products as hosted application services, many of our customers install our software applications on their systems. We have offices in 52 locations and provide products and services to customers all over the world.

Competitive Conditions

  Enterprise Application Systems

        Our principal competitors for new EAS license sales, as well as for the replacement of Geac's installed systems in the EAS market, are Microsoft, Oracle/PeopleSoft, Hyperion Solutions Corporation, Cognos Incorporated, OutlookSoft Corporation, Cartesis SA, Concur Technologies, Lawson Software, Infor Global Solutions, CODA SciSys Plc, QAD Inc., Epicor Software, SAP AG, SSA Global Technologies and Intentia International AB. These large, well-capitalized firms have, in many cases, significantly more resources at their disposal than us, and therefore can invest more in research and development and sales and marketing. They are also able to provide a broader range of professional services to meet customer needs and can sustain price reductions for longer periods than us. Because competitors can easily penetrate the software market, large, multinational enterprise resource planning vendors have begun targeting mid-sized businesses as their traditional market of large, multinational businesses becomes increasingly mature. In addition, current and potential competitors have established, or in the future may establish, cooperative relationships among themselves or with third parties. We expect that the software industry will continue to consolidate. It is possible that new competitors or alliances among competitors will emerge and rapidly acquire significant market share. Continuing the trend of the consolidation of companies and technology, SAP has also announced a joint product plan with Microsoft.

        In the market for maintenance and support of EAS products, Geac competes with third-party service providers who support other software vendors' products. Geac also faces internal competition from our customers' in-house Information Technology departments, particularly in industries that are under intense pressure to contain costs, such as the automotive parts manufacturing industry. These customers may choose not to purchase Geac's maintenance services and instead elect to support Geac's EAS products themselves.

  Industry Specific Applications

        Competition in the markets served by the ISA group is generally fragmented, and each of Geac's industry-specific product groups faces competition from numerous sources, ranging from large, publicly traded companies that market a broad range of software products to small, privately held software vendors whose businesses are focused on serving a particular vertical market. As the market for mid-range enterprise application systems becomes increasingly saturated, providers of general purpose integrated enterprise application systems products are re-packaging their products and targeting specific vertical markets. Our larger ISA competitors often have significantly greater resources than us, potentially enabling them to invest more in research and development, and sales and marketing, and enabling them to sustain price reductions for longer periods than us.

        Geac also expects increased competition in its ISA segment to come from providers of lower-priced shrink-wrapped software, many of which are large, well-capitalized software companies. Several of these providers are increasingly tailoring their offerings to specific vertical markets, such as the construction industry, as part of an effort to compete with vendors of more expensive integrated applications designed specifically for these industries.

Product Development

        We historically have maintained and developed products through a consultative process with existing and potential customers which includes an analysis of such customers' return on investment. We expect that continued dialogue will result in incremental enhancements to existing products and the development of new products. Geac intends to support product development through a combination of internal development, strategic partnerships with other software providers, offshore outsourcing arrangements with third-parties and acquisitions of suitable businesses and product lines.

        Consistent with the growth of our business through acquisitions, Geac's product development strategy historically has been decentralized, with separate product development centres devoted to each product, in some cases in more than one geographical region. At April 30, 2005, we had 467 research and development personnel, with development centers located in Ann Arbor, Atlanta, Nashua, Emeryville, Southborough, Salt Lake City, Tampa, Houston, Burnaby, Paris, Studley, Bristol, Brussels, Vejle, Villingen, Adelaide, 's-Hertogenbosch, Sydney, Auckland and Prague, as well as the development services which we outsource to our vendors in Bangalore, India.

        In FY 2005, we released the latest version of our Expense Management application, having full web-enabled Travel Planning functionality and we announced an assortment of internally developed products including SmartSeries 5.3, Vubis Smart 2.3, Anael RH, SmartStream 7.0, AMSI's eFinancials, as well as Geac Compliance Management 2.1, which we developed with one of our partners. As part of our GPM suite of products, we also released Production Reporting on Reporting Services to address our customers' complex reporting requirements.

        Research and development expenses are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. For the years ended April 30, 2005 and 2004, research and development costs were $57.9 million and $58.8 million, respectively.

Intellectual Property

        We have relied, and expect to continue to rely, on a combination of copyright, trademark and trade secret laws, confidentiality procedures, and contractual provisions to establish, to maintain and to protect our proprietary rights and we view these rights as critical to our business. Despite our efforts to protect our proprietary rights in intellectual property as well as rights held by other companies we may acquire, unauthorized parties may attempt to copy aspects of our products or to obtain information we regard as proprietary. Policing unauthorized use of our technology, if required, may be difficult, time consuming and costly. Third parties may apply for patent protection for processes that are the same as or similar to our processes or for products that use the same or similar processes as our products. Third parties may also independently develop similar or superior technology without violating our proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of Canada and the United States.

        We believe that trademark protection is an important factor in establishing product recognition. Geac's inability to protect its trademarks from infringement could result in injury to any goodwill, which may be developed in its trademarks. Moreover, we may be unable to use one or more of our trademarks because of successful third-party claims.

Business Cycles

        Our revenues and operating results fluctuate significantly from quarter to quarter. Although for FY 2005, we experienced higher revenues in the fourth quarter than we achieved in the third quarter, historically, our revenue in the third quarter of each fiscal year (our quarter ending January 31) has benefited from year-end budget cycles and spending, and we have generated less revenue during our first and second fiscal quarters of each year, our quarters ending July 31 and October 31, due in part to the European summer holiday season. These historical patterns may change over time. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenue in that quarter in accordance with our revenue recognition policies.

        Our sales and marketing expenses are generally fixed (with the exception of commission payments), and any increase in such expenses will have a disproportionate adverse affect on our net earnings in those quarters in which, due to the seasonality of our business, we generate less revenue. In addition, due to lengthy sales cycles, the delay associated with reaping the benefits of new sales personnel, and unpredictability in assessing the effectiveness of various marketing initiatives, our continued investment in sales and marketing may not always correlate with the generation of new license revenue growth.

        Our quarterly revenues and operating results may also fluctuate based on a variety of factors, including the following:

  •
  the timing of significant orders, and delivery and implementation of our products;

  •
  the gain or loss of any significant customer;

  •
  the number, timing and significance of new product announcements and releases by us or our competitors;

  •
  our ability to acquire or develop (independently or through strategic relationships with third parties), to introduce and to market new and enhanced versions of our products on a timely basis;

  •
  order cancellations and shipment rescheduling delays;

  •
  patterns of capital spending and changes in budgeting cycles by our customers;

  •
  market acceptance of new and enhanced versions of our products;

  •
  changes in the pricing and the mix of products and services that we sell and that our customers demand;

  •
  the demand for our products and the market conditions for technology spending;

  •
  seasonal variations in our sales cycle (such as lower sales levels typically experienced by our European operations during summer months);

  •
  the level of product and price competition;

  •
  the amount and timing of operating costs and capital expenditures relating to the expansion of our business;

  •
  the geographical mix of our sales, together with fluctuations in foreign currency exchange rates;

  •
  the timing of any acquisitions and related costs;

  •
  changes in personnel and related costs;

  •
  legal proceedings in the normal course of business; and

  •
  acts of terrorism.

        In addition, we expect that a substantial portion of our revenue will continue to be derived from renewals of maintenance contracts from customers of our software applications. These maintenance contracts typically expire on an annual basis, and the timing of cash collections of related revenues varies from quarter to quarter. We expect that revenue from maintenance will continue to decline. Our new license revenue and results of operations may also fluctuate significantly on a quarterly and annual basis in the future, as a result of a number of factors, many of which are outside of our control. The sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. Consequently, the sales cycle associated with new license revenue will vary substantially and will be subject to a number of factors, including customers' budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by us or our competitors.

Human Resources

        As of April 30, 2005, the Corporation employed approximately 2,160 people world-wide. Of these employees, 17% were in sales and marketing, 46% in services and support, 22% in research and development and 15% in corporate services. None of Geac's employees is represented by a labor union (other than by statutory unions or workers' committees required by law in some European countries). Geac has not experienced any work stoppages and considers its relations with employees to be good. We operate in a rapidly evolving, advanced information technology market in which highly skilled professionals are a scarce resource. Attracting and retaining a highly skilled work force is an increasing challenge for all high-technology companies, including Geac.

Foreign Operations

        We are subject to risks of doing business internationally, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in the enforcement of intellectual property rights, labor law issues and political uncertainties. During FY 2005, Geac derived approximately 2.2% of its total revenue from sales to customers inside Canada, and approximately 48.1% of its total revenue from sales to customers in the U.S. Our most significant international operations are in the United States, the United Kingdom and France, which are the only countries in which our revenues constituted more than ten percent of our total world-wide revenues during FY 2005.

        To the extent that we made sales denominated in currencies other than Canadian dollars, gains and losses on the conversion of such sales to Canadian dollars contributed to fluctuations in our business and operating results as reported in Canadian dollars. Beginning with the first quarter of FY 2004, we began reporting our results in U.S. dollars. To the extent that we make sales denominated in currencies other than U.S. dollars, gains and losses on the conversion of such sales to U.S. dollars may, in the future, contribute to fluctuations in our business and operating results as reported in U.S. dollars.

        Other risks we face in conducting business internationally include longer payment cycles, difficulties in managing international operations, constraints associated with local laws regarding employment, problems in collecting accounts receivable, complex international tax compliance requirements, and the adverse effects of tariffs, duties, price controls or other restrictions that impair trade.

Reorganizations

        As of the end of FY 2004 and also during FY 2005, we restructured many of our subsidiaries to consolidate and simplify our corporate structure in North America and Europe and to minimize the administrative, tax reporting and financial burden of maintaining these operations as separate corporate entities. Many of these entities had become part of Geac as a result of prior acquisitions. As part of this process, Geac Canada Limited was amalgamated with Geac Computer Corporation Limited and several of the Corporation's direct and indirect subsidiaries were dissolved, liquidated or merged into other Geac entities. Prior to the commencement of this restructuring process in the fourth quarter of FY 2004, Geac had over 90 direct and indirect subsidiaries as compared to the approximately 64 direct and indirect subsidiaries comprising Geac's business as of the end of FY 2005.

RISK FACTORS

        Reference is made to the section entitled "Risks and Uncertainties" in Geac's FY 2005 Management Discussion and Analysis dated June 22, 2005, previously filed with the Canadian provincial securities regulatory authorities, which section is incorporated herein by reference. This information is available on the SEDAR website at www.sedar.com and the United States Securities and Exchange Commission website at www.sec.gov.

DIVIDEND POLICY

        Our policy has been not to pay any dividends and we have not paid any dividends on our common shares in the last three fiscal years. In addition, Geac's senior secured credit facility provides for certain customary restrictions on our ability to pay dividends or make distributions with respect to Geac's outstanding securities.

DESCRIPTION OF CAPITAL STRUCTURE

        For purposes of this section, references to "Geac" refer to Geac Computer Corporation Limited, without reference to its subsidiaries. Geac is authorized to issue an unlimited number of shares without nominal or par value of a class designated as "common shares," of which 86,755,701 were issued and outstanding as of July 19, 2005. Geac is also authorized to issue an unlimited number of shares without nominal or par value of a class designated as "preference shares" issuable in series, however, no such shares are currently outstanding.

Common Shares

        Geac's common shares entitle holders to receive notice of and to attend all meetings of Geac's shareholders and to vote at all such meetings, except meetings at which only holders of a specified class of shares (other than common shares) or specified series of shares are entitled to vote. At all meetings of which notice must be given to the holders of common shares, each holder of common shares is entitled to one vote in respect of each common share held by such holder. The holders of common shares are entitled to dividends, if, as, and when declared by Geac's Board of Directors, subject to the rights, privileges, restrictions and conditions attaching to any other class of Geac shares. The common shares are entitled upon liquidation, dissolution or winding up of Geac to receive the remaining assets of the Corporation, subject to the rights, privileges, restrictions and conditions attaching to any other class of Geac shares.

Preference Shares

        Geac's preference shares may be issued from time to time in one or more series. Geac's Board of Directors may fix from time to time before such issue the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preference shares. The preference shares of each series rank on a parity with the preference shares of every other series and are entitled to preference over the common shares and any other Geac shares ranking junior to the preference shares of any series with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up of Geac. If any cumulative dividends or amounts payable on a return of capital in respect of a series of the preference shares are not paid in full, the preference shares of all series shall participate rateably in respect of accumulated dividends and return of capital. Unless Geac's Board of Directors otherwise determine in the articles of amendment designating a series, the holders of shares of a series of the preference shares shall not be entitled to vote at meetings of shareholders. The preference shares of any series may be made convertible into common shares.

        By Articles of Amendment dated July 15, 1987, Geac designated the rights, privileges, restrictions and conditions attaching to the Series 1 Preference Shares. All Series 1 Preference Shares were redeemable upon notice and payment of an amount per share equal to Cdn.$19.20 plus all declared and unpaid non-cumulative cash dividends thereon. All issued and outstanding Series 1 Preference Shares have been redeemed on this basis.

        By Articles of Amendment dated February 2, 1988, Geac designated the rights, privileges, restrictions and conditions attaching to the Series 2 Preference Shares. All issued and outstanding Series 2 Preference Shares were redeemable upon notice and payment of an amount per share equal to Cdn.$30.00 plus all declared and unpaid non-cumulative dividends thereon. All issued and outstanding Series 2 Preference Shares have been redeemed or cancelled subject only to the right to payment on this basis.

Shareholder Protection Rights Plan

        Geac and a predecessor to Computershare Trust Company of Canada, as rights agent, entered into an agreement dated March 15, 2000 to implement a shareholder protection rights plan (the "Original Plan"). Geac's Board of Directors adopted, and the Geac shareholders on September 10, 2003 approved, the amended and restated shareholder protection rights plan (the "Amended Plan") thereby reconfirming and amending the Original Plan. The Amended Plan is identical to the Original Plan in all material respects.

        One right (a "Right") was issued on March 15, 2000, the date on which the Original Plan was implemented, for each common share that was outstanding on that date or issued subsequently. Under the Amended Plan, the Rights were reconfirmed and Geac reconfirmed its authorization to continue the issuance of one new Right for each common share issued. Generally, each Right, except for Rights owned by an acquiring person (as defined in the Amended Plan) will, if certain events occur, constitute the right to purchase from Geac, on payment of the exercise price, that number of Geac common shares having an aggregate market price equal to twice the exercise price, subject to adjustment in certain circumstances. Prior to the separation time (as defined in the Amended Plan), the exercise price for a Right is equal to three times the market price from time to time.

        After the separation time, the exercise price is three times the market price at the separation time. The Rights become exercisable after the separation time, which generally occurs ten days after a person acquires beneficial ownership of or announces an intention to acquire 20% or more of all Geac voting securities, unless the Board of Directors determines that it should be a later date. Until the separation time, the Rights trade together with the existing common shares. The Board of Directors may, in certain circumstances, redeem outstanding Rights at a redemption price of $0.001 per Right.

MARKET FOR SECURITIES

        Geac's common shares (Trade Symbol: TSX: GAC; NASDAQ: GEAC) are listed and posted for trading on the Toronto Stock Exchange and the NASDAQ National Market. The following table sets forth the monthly trading volumes and price ranges at which these shares were traded each month occurring during FY 2005 on the Toronto Stock Exchange (all dollar amounts are set forth in Canadian dollars):

Month	Trading Volume	High	Low
May 2004	4,388,600	$8.44	$7.50
June 2004	12,097,100	$9.75	$8.00
July 2004	4,288,500	$9.23	$8.01
August 2004	5,400,900	$8.75	$7.37
September 2004	5,662,600	$8.65	$7.32
October 2004	4,811,200	$8.58	$7.94
November 2004	9,214,200	$9.35	$8.10
December 2004	8,250,900	$9.49	$8.38
January 2005	6,415,900	$10.15	$8.55
February 2005	6,596,800	$10.84	$9.62
March 2005	8,504,700	$10.84	$9.63
April 2005	9,986,900	$11.50	$10.19

DIRECTORS AND EXECUTIVE OFFICERS

        The articles of the Corporation provide for a board of directors consisting of a minimum of three (3) and a maximum of fifteen (15) directors. The term of office for each director elected at an annual meeting of shareholders is until the next annual meeting of shareholders of the Corporation until the director's successor is elected or appointed or until the director resigns, is removed, or his office is otherwise vacated in accordance with the Canada Business Corporations Act.

        The following are the directors and executive officers of the Corporation, their principal occupations and municipalities of residence as at the date of this Annual Information Form:

Directors

Name and Municipality of Residence	First Year as a Director	Present Principal Occupation
Thomas I.A. Allen, Q.C.(1)(3) Toronto, Ontario, Canada	1999	Senior Partner Ogilvy Renault, law firm
David Friend(3) Boston, Massachusetts, U.S.A.	2001	President and Chief Executive Officer Carbonite, Inc.
C. Kent Jespersen(1)(2) Calgary, Alberta, Canada	2001	Chairman La Jolla Resources International Ltd., business advisory and investment company
Charles S. Jones Bedford Hills, New York, U.S.A.	1997	President and Chief Executive Officer of the Corporation
Pierre MacDonald(1)(2) Verdun, Quebec, Canada	1999	Chairman Eurocopter Canada Ltd.
Michael D. Marvin(2) Delmar, New York, U.S.A.	2001	Chairman Emeritus MapInfo Corporation, software technology company
William G. Nelson(1)(3) Bala Cynwyd, Pennsylvania, U.S.A.	1988	Private investor
Robert L. Sillcox(1)(3) King City, Ontario, Canada	2001	Retired investment executive

(1)
Member of the Audit Committee

(2)
Member of the Human Resources and Compensation Committee

(3)
Member of the Corporate Governance Committee

Executive Officers

Name and Municipality of Residence	Office currently held
Hema Anganu Toronto, Ontario, Canada	Vice President, Treasury and Taxation
Cynthia E. Davis Suwanee, Georgia, U.S.A.	Vice President, Human Resources
Donna de Winter Richmond Hill, Ontario, Canada	Chief Financial Officer

Isobel E. Harris Marietta, Georgia, U.S.A.	Vice President & General Manager, Enterprise Solutions
Brian L. Hartlen Saline, Michigan, U.S.A.	Vice President, Global Marketing
Charles S. Jones Bedford Hills, New York, U.S.A.	President and Chief Executive Officer
Larry A. Kaplan Hartsdale, New York, U.S.A.	Senior Vice President
James J. McDevitt Alpharetta, Georgia, U.S.A.	Vice President and General Manager, Industry Specific Applications
Jeffrey W. Murphy Norfolk, Massachusetts, U.S.A	Senior Vice President, Geac Performance Management
Alys R. Scott Carlisle, Massachusetts, U.S.A.	Vice President, Global Communications & Investor Relations
Andrew M. Smith Wayland, Massachusetts, U.S.A.	Vice President and Chief Information Officer
Jeffrey M. Snider Newton, Massachusetts, U.S.A.	Senior Vice President and General Counsel
Craig C. Thorburn Toronto, Ontario, Canada	Senior Vice President, Mergers & Acquisitions, and Corporate Secretary
Timothy J. Wright Lexington, Massachusetts, U.S.A.	Chief Executive of EMEA and Asia-Pacific, and Chief Technology Officer

        During the past five years, each of the directors and executive officers listed above has held his/her present principal occupation or held his/her present office within the Corporation with the exception of the following:

        Thomas I. A. Allen, Q.C. was first elected to the Board of Directors of the Corporation in September 1999. He is the past Chairman of the Accounting Standards Oversight Council of Canada and is a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. Mr. Allen has been a partner at the law firm of Ogilvy Renault since October 1996. Mr. Allen is a director of the following public corporations: Bema Gold Corporation, YM Biosciences Inc., Middlefield Bancorp Limited and Mundoro Mining Inc. By press release dated February 1, 2005 Unisphere Waste Conversion Ltd. ("Unisphere"), a company listed on the TSX Venture Exchange, indicated it was presently unable to make its current payments or pay off any indebtedness and that discussions with secured debenture holders of Unisphere were ongoing. Unisphere's wholly owned subsidiary, Unisphere Tire Recycling Inc., filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 9, 2005, Mr. Allen resigned as a director and secretary of Unisphere. Effective February 14, 2005 trading in the shares of Unisphere was suspended by the TSX Venture Exchange due to the failure to maintain exchange requirements, as Unisphere had less than three directors. Subsequently, on February 25, 2005, Unisphere itself filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

        Hema Anganu was confirmed as Geac's Vice President, Taxation and Treasury on February, 2005. Prior to such appointment, she served as Geac's Treasurer (1999-February 2005), Director, Financial Reporting & Analysis (1998-1999), Controller, Corporate Finance (1996-1998) and Manager, Corporate Finance (1991-1996).

        Cynthia E. Davis has served as Geac's Vice President, Human Resources since 2002. Prior to that Ms. Davis served as Geac's Human Resources Director (1995-2002), Senior Manager Systems and Human Resources Administration (1994-1995), Director, Rewards and Human Resources Systems (1993-1994) and Senior Human Resources Manager (1992-1993).

        Donna de Winter has served as Geac's Chief Financial Officer since November 4, 2003 and prior to such appointment as its Vice President and Corporate Controller since August 2003. Prior to joining Geac, Ms. de Winter served from November 2000 to July 2003 as Vice President, Finance and Administration at Platform Computing Corporation ("Platform"), an independent developer of software for grid computing. Prior to joining Platform, Ms. de Winter served from February 2000 as Vice President, Finance at Digital Processing Systems Inc. ("DPS"), a public company, until its acquisition by Leitch Technology Corporation in October 2000. DPS was a manufacturer of hardware and software for the creation, manipulation and distribution of broadcast-quality video used by television networks and cable companies. From 1992 to February 2000, Ms. de Winter served as Corporate Controller and then Chief Financial Officer of Polyphalt Inc., a technology company that develops and commercializes novel polymer modified asphalt products and technology.

        David Friend has been one of the Corporation's Directors since October 2001. Mr. Friend is President and Chief Executive Officer of Carbonite, Inc. and also serves as the Chairman of Sonexis, Inc. ("Sonexis"), a telecommunications software and platform provider, a company he founded in June 1999. Prior to founding Sonexis, he was the Chairman and co-founder of FaxNet Corporation ("FaxNet"), a supplier of messaging services to the telecommunications industry, where he served from January 1995 to May 1999. Prior to founding FaxNet, Mr. Friend founded Pilot Software, Inc., a software company based in Cambridge, Massachusetts, where he served from November 1983 to November 1994. Mr. Friend is an active venture investor and serves on the board of directors of HealthGate Data Corp. ("HealthGate Data"), a provider of e-Health Internet solutions for hospitals and healthcare enterprises.

        Isobel E. Harris has served as Geac's Vice President and General Manager, Enterprise Solutions since September 2004. Prior to that Ms. Harris served as Geac's Vice President Enterprise Server & Global Support (2003- 2004), Senior Vice President and General Manager (2001-2003), Vice President and General Manager Enterprise Server (2000-2001) and Vice President Professional Services, Financial and HR Systems (2000). Prior to joining Geac, Ms. Harris held senior management positions with General Electric Canada and The Coca-Cola Company where she implemented financial and manufacturing solutions to support their European divisions, plants and corporate.

        Brian L. Hartlen was confirmed as Geac's Vice President, Global Marketing on February 3, 2005. Prior to that Mr. Hartlen served for two years as Geac's Vice President of Marketing following Geac's acquisition of Mr. Hartlen's former employer. Prior to this acquisition Mr. Hartlen served for over 25 years in various marketing, sales and development roles for Comshare, most recently including his service as Senior Vice President of Marketing (2002-2003), Vice President Promotional Marketing (2000-2002), Vice President Product Marketing (1998-2002) and as a Senior Director (1997-1998).

        C. Kent Jespersen was first elected to the Board of Directors of the Corporation in October 2001. Mr. Jespersen has served as the Chairman of the Corporation's Board of Directors since July 2003. Mr. Jespersen has been the Chairman of La Jolla Resources International Ltd., an international business advisory and investment company, since 1998. From 1994 to 1998, Mr. Jespersen held the positions of President of NOVA Gas International Ltd., President and Chief Executive Officer Elect of NOVA Energy Services, President of NOVA Gas Services Ltd., and Senior Vice President, Corporate Development of NOVA Corporation. Mr. Jespersen currently serves as the Chairman of the board of directors of CCR Technologies Inc. and is Chairman Emeritus of the Institute of the Americas of La Jolla, California. He also serves as a director of Telesystem International Wireless Inc., Axia NetMedia Corporation, TransAlta Corporation and Matrikon, Inc.

        Charles S. Jones has served as Geac's President and Chief Executive Officer since July, 2003. Mr. Jones was first elected to the Board of Directors of the Corporation in September 1997. Mr. Jones served as non-executive Chairman of the Corporation's Board of Directors from November 2000 until December 2001 and as Executive Chairman of the Corporation's Board of Directors from December 2001 until July 2003. Mr. Jones was appointed President and Chief Executive Officer of the Corporation in July 2003. Mr. Jones was the Chairman and co-founder of First Funding Corporation, an investment firm based in Stamford, Connecticut, where he had worked since 1984.

        Larry A. Kaplan has served as a Senior Vice President of Geac since July 14, 2004. Prior to joining Geac, Mr. Kaplan served as Chief Financial Officer of Healthology Inc., an online health media company from late 2000 until leaving to join Geac in July 2004. From early 1999 through late 2000, Mr. Kaplan served as Chief Financial Officer and Chief Operating Officer of the Biomedical Research Alliance of New York, an entity focused on providing clinical trail support to the pharmaceutical and medical device industries. Prior to holding such positions, Mr. Kaplan held numerous positions at Shandwick International PLC, a global public relations consulting firm, from 1988 through 1998, including most recently as the Regional Chief Executive of its North American Operations and a member of its Board of Directors.

        Pierre MacDonald was first elected to the Board of Directors of the Corporation in September 1999. Since March 1995, Mr. MacDonald has served as Chairman and Chief Executive Officer of MacD Consult Inc., a group of consultants in international finance and marketing. From May 2000 to July 2005, Mr. MacDonald served as the Vice-Chairman of the board of directors of the Export Development Corporation, a Crown corporation that operates as a financial institution devoted exclusively to providing trade finance services in support of Canadian exporters and investors in up to 200 countries. Mr. MacDonald began serving as a director of the Export Development Corporation in August 1995. He also serves as a director of Æterna Zentaris Inc., AIM Trimark Canada Fund Inc., and AIM Trimark Global Fund Inc. Mr. MacDonald served as a director of Slater Steel Inc. ("SSI"), a manufacturer of specialty steel products, from February 1998 to August 2004. SSI and its subsidiaries filed for creditor protection under the Companies' Creditors Arrangement Act (Canada) and under Chapter 11 of the United States Bankruptcy Code on June 2, 2003 and have conducted an orderly wind-down.

        Michael D. Marvin was appointed to the Board of Directors of the Corporation in August 2001. Mr. Marvin is the founder and Chairman Emeritus of MapInfo Corporation ("MapInfo"), a software technology company specializing in location based solutions and services that help businesses better understand their customers and markets. Mr. Marvin was the Chairman of MapInfo from 1992 until January 2001 and currently serves as a director of a number of privately held technology companies.

        James J. McDevitt has served as Geac's Vice President and General Manager, Industry Specific Applications since December 2002. From July 2000 until December 2002, Mr. McDevitt served as Chief Financial Officer and prior to that as Vice President, Finance of Clarus Corporation, a procurement solutions provider. Prior to working at Clarus Corporation, Mr. McDevitt held numerous financial and management positions since August 1997 with Geac Enterprise Solutions.

        Jeffrey W. Murphy has served as Geac's Senior Vice President, Geac Performance Management since September 2004. Prior to joining Geac, from November 2003 through July 2004, Mr. Murphy served as Senior Vice President of Global Sales and Alliances for Performix Technologies, a provider of employee performance management software. From September 2001 through September 2003, Mr. Murphy served as Executive Vice President of Worldwide Sales and Services for Yantra Corporation, a leading provider of synchronized fulfillment management and supply chain software. Prior to that, from September 1999 through September 2001, Mr. Murphy served as Senior Vice President of Sales for Storage Networks, a provider of computer storage. Prior to that, from April 1994 through August 1999, Mr. Murphy served as Senior Vice President and General Manager and in various other roles for SAP America, Inc., a leading provider of business application software.

        William G. Nelson was first elected to the Board of Directors of the Corporation in September 1988. He served as Chairman of the Corporation's Board of Directors from June 1996 to October 2000, and as the Corporation's President and Chief Executive Officer from September 1996 to April 1999. Mr. Nelson has served as Chief Executive Officer of Clarendon Capital Inc., an investment banking and consulting firm, since June 1995. Mr. Nelson has been the Chairman of the board of directors of Harris Business Group, Inc. since 1990 and the Chairman of the board of directors of Repository Technologies Inc., a computer software company, since 1999. Mr. Nelson is also a director of Manugistics Group, Inc., a provider of intelligent supply chain optimization solutions for enterprises and evolving e-Business trading networks, HealthGate Data, and Catalyst International Inc., a global provider of software and services for warehouse management.

        Alys R. Scott has served as Vice President, Global Communications of Geac since October, 2003. Prior to joining Geac, Ms. Scott served as Vice President and then Senior Vice President and General Manager of Miller Consulting Group, a high tech public relations firm, from 1999 to October, 2003. From 1998 to 1999 Ms. Scott served as Vice President of International Data Group, a leading technology media, research, and event company.

        Robert L. Sillcox was appointed to the Corporation's Board of Directors in August 2001. Mr. Sillcox is the former Chairman of Quant Investment Strategies Inc., an investment firm specializing in providing quantitative investment strategies to institutions. He held this position from when he co-founded the firm in 1998 until December 2004. Mr. Sillcox is currently also a director of Glenmount International, L.P.I., an industrial technology private equity partnership, and HelpCaster Technologies Inc., a software technology company.

        Andrew M. Smith has served as Vice President and Chief Information Officer since February, 2005. Prior to that, Mr. Smith served as Geac's Chief Information Officer from May, 2004 through February, 2005 and served as Geac's Director of Information Technology from April, 2003 through May, 2004. Prior to joining Geac, Mr. Smith served as Director of Information Technology at Terra Lycos, a major provider of Internet access and content, from 1999 to 2003. Mr. Smith had previously held various management and technology positions Honeywell, Lotus Development, and Stratus Computers before joining Terra Lycos.

        Jeffrey M. Snider has served as Geac's Senior Vice President and General Counsel since August 2003. Prior to joining Geac, Mr. Snider was of counsel to Mintz, Levin from 2002 to July 2003. Prior to joining Mintz, Levin, Mr. Snider served as Senior Vice President and General Counsel for Lycos, Inc., an internet company, from 1997 to 2002. From 1989 to 1997 Mr. Snider was with the law firm Hutchins, Wheeler & Dittmar, first as an associate, then as a member. Mr. Snider was previously a director of Jillian's Entertainment Corporation ("JEC"), a privately held company that operated numerous restaurant and entertainment complexes. Mr. Snider resigned as a director of JEC on October 7, 2003. JEC filed a reorganization plan under Chapter 11 of the United States Bankruptcy

Code in United States Bankruptcy Court for the Western District of Kentucky on May 23, 2004 and, thereafter, sold substantially all of its assets in two separate, court-approved transactions.

        Craig C. Thorburn has served as Geac's Senior Vice President, Mergers & Acquisitions since December 2001 and as Geac's Corporate Secretary since January 2002. Mr. Thorburn has also been with the Toronto office of Blake, Cassels & Graydon LLP since 1985, where he became a partner in 1993, and where he continues his practice involving mergers and acquisitions, and business and regulatory law. Mr. Thorburn is also a director of Vivendi Universal Exchangeco Inc.

        Timothy J. Wrighthas served as Chief Executive of the Corporation's EMEA and Asia-Pacific operations and Chief Technology Officer since May 2004 and as its Senior Vice President, Chief Technology Officer and Chief Information Officer since January 2003. Prior to joining Geac, Mr. Wright served for just over three years as Senior Vice President, Chief Technology Officer and Chief Information Officer at Terra Lycos, a major provider of Internet access and content to several million subscribers world-wide. Prior to working at Terra Lycos, Mr. Wright spent seven years at The Learning Company, a major provider of consumer and education software, until it was acquired by Mattel in 1999.

        As of April 30, 2005, the directors and executive officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over 2,135,676 common shares of the Corporation representing approximately 2.47% of the Corporation's outstanding shares as of such date.

LEGAL PROCEEDINGS

        Extensity, a company acquired by Geac in March 2003, is subject to a class action suit, which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters. The class action suit has been consolidated in the United States District Court for the Southern District of New York with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings. The plaintiffs seek an unspecified amount of damages. The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which will be funded by the issuers' insurers. On February 15, 2005, the Court issued an opinion granting preliminary approval of the settlement.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        To Geac's knowledge, no director or executive officer of Geac, or any of their associates or affiliates has any material interest, directly or indirectly, in any transaction within the three most recently completed fiscal years or the current fiscal year that has materially affected or will materially affect Geac, except as follows:

        Mr. Craig Thorburn, Geac's Senior Vice President Senior Vice President, Mergers & Acquisitions and Corporate Secretary is a partner with the law firm of Blake, Cassels & Graydon LLP. Blake, Cassels & Graydon LLP represents Geac as legal counsel and as a result, from time to time receives compensation from the Company at the firm's customary rates for legal services rendered.

TRANSFER AGENT AND REGISTRAR

        Computershare Trust Company of Canada, Toronto, Ontario serves as Geac's transfer agent and registrar for all transfers of Geac's common shares.

INTERESTS OF EXPERTS

        PricewaterhouseCoopers LLP, independent chartered accountants, has provided an auditor's report in respect of Geac's consolidated financial statements for the fiscal year ended April 30, 2005. To management's knowledge, PricewaterhouseCoopers LLP does not currently hold any registered or beneficial interest, directly or indirectly, in securities or other property of Geac and our affiliates.

AUDIT COMMITTEE

        The members of Geac's Audit Committee are Messrs. Sillcox (Chairman), Allen, Jespersen, MacDonald and Nelson. All members of the Audit Committee are "independent" and "financially literate," each as defined in Multilateral Instrument 52-110—Audit Committees of the Canadian Securities Administrators.

        Mr. Sillcox has over 40 years of experience as an investment professional. He was the founder and principal of two investment firms: Euro Brokers Limited, an international inter-bank deposit brokerage and fixed income private placement firm, and Quant Investment Strategies Inc., an investment firm specializing in providing quantitative investment strategies to institutions. Having also served as a senior executive officer in charge of investment matters at a Canadian bank, an insurance company and a $35 billion public pension fund, Mr. Sillcox was one of the financial executives responsible for providing accurate information in the preparation of financial reports for a variety of companies. Mr. Sillcox served for eight years on the audit committee of the Bank of China (Canada), and he currently serves on the audit committee for HelpCaster Technologies. Mr. Sillcox is an active member of Financial Executives International, attends audit committee seminars conducted by internationally recognized accounting firms and has taken courses in economics and securities investment. Mr. Sillcox is a graduate of Ridley College, St. Catherines, Ontario, and received his bachelor of arts at Williams College in Williamstown, Massachusetts.

        Mr. Allen has been a partner at the law firm of Ogilvy Renault since October 1996. He is a director of several public corporations, including Bema Gold Corporation, YM Biosciences Inc., Middlefield Bancorp Limited and Mundoro Mining Inc. Mr. Allen is the past Chairman of the Accounting Standards Oversight Council of Canada and is a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. Mr. Allen is a member of several audit committees, has attended numerous financial and accounting seminars and stays current on accounting practices in connection with his role as a business lawyer and as an investment banker.

        Mr. Jespersen has served as a senior executive officer and on the boards of directors of numerous public and private companies. He currently serves on audit committees of Axia NetMedia Corporation and Telesystems International Wireless, Inc. Mr. Jespersen has been the Chairman of La Jolla Resources International Ltd., an international business advisory and investment company, since 1998.

        Mr. MacDonald was Vice President of James Bay Energy Corporation where he was responsible for administration, finance, internal audit and information systems. He subsequently was the Senior Vice President for Eastern Canada for Bank of Montreal, a position which involved the review and evaluation of the financial statements and creditworthiness of borrowers in a wide variety of industries. He then became Vice Chairman of the Treasury Board of the Government of Quebec. Mr. MacDonald served as the Chairman of the audit committee of Teleglobe Inc. for six years and currently serves on the audit committee of Æterna Zentaris Inc. Mr. MacDonald recently completed a term of six years as Chairman of the Risk Management Committee and member of the audit committee of the Export Development Corporation. Mr. MacDonald received Bachelor of Arts, Bachelor of Commerce and Masters of Commerce degrees from Laval University in Quebec.

        Mr. Nelson served as an accountant at E.I. DuPont Company, and as President and Chief Executive Officer of several public companies. He currently serves as a director and on the audit committees of two other public companies, Manugistics Group, Inc. and HealthGate Data. Mr. Nelson received his MBA from Wharton Graduate School, University of Pennsylvania with a major in finance and accounting and received his Ph.D in monetary economics at Rice University. He is a National

Science Foundation Fellow in economics and has taught classes on banking and finance at various universities. Mr. Nelson has published numerous articles on financial and accounting matters.

        The text of the Audit Committee's mandate, as approved by the Board of Directors, is attached to this Renewal Annual Information Form as Schedule A.

        The Corporation has not relied on any exemptions from the requirements of Multilateral Instrument 52-110—Audit Committees in FY 2005 and there have been no instances in FY 2005 where the Directors did not adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

        Non-audit services provided by the Corporation's external auditor are outlined in the annual budget for services from the external auditor. The budget is considered by the Audit Committee and a recommendation thereon is made to the Board of Directors for approval. Additional non-audit services that may arise outside the scope of the annual budget are considered by the Audit Committee. If the Audit Committee determines that the additional non-audit services are appropriate, it makes a recommendation thereon to the Board of Directors for pre-approval. An individual project for non-audit services with a cost of less than $25,000 may be approved by senior management, provided that disclosure of particulars of the project is provided to the Audit Committee at the next following meeting of the Committee.

        In FY 2005, certain of our internal audit function resources were reallocated to assist with review of our internal controls as required under the Sarbanes-Oxley Act.

AUDIT FEES

        The aggregate fees billed in respect of each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP ("PwC"), Geac's principal accountant, are as follows (in thousands of U.S. dollars):

	Fiscal Year Ended April 30, 2005	Fiscal Year Ended April 30, 2004
Audit Fees(1)	$2,543	$2,455
Audit-Related Fees(2)	$88	$—
Tax Fees(3)	$597	$817
All Other Fees(4)	$—	$—

(1)
"Audit Fees" consist of fees billed by PwC for professional services rendered for the audit of Geac's annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

(2)
"Audit-Related Fees" consist of fees billed by PwC for assurance and related services that are reasonably related to the performance of the audit or review of Geac's financial statements and are not reported as "Audit Fees." These services included due diligence reviews in connection with acquisitions, research of accounting and audit-related issues, miscellaneous assurance services, Sarbanes-Oxley Act advisory services, internal control reviews and audits of Geac's various employee benefit plans.

(3)
"Tax Fees" consist of fees billed by PwC for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns, assistance regarding income, capital, VAT, excise and sales tax audits and expatriate tax services.

(4)
"All Other Fees" consist of fees billed by PwC for products and services other than Audit Fees, Audit-Related Fees and Tax Fees.

        No fees were paid to PwC in either the fiscal year ended April 30, 2005 or April 30, 2004 under a de minimus exception to the requirement that Geac's Audit Committee pre-approve the provision of certain audit-related, tax and other services by its independent auditors.

ADDITIONAL INFORMATION

        Additional information pertaining to Geac can be found on SEDAR at www.sedar.com.

        Additional information, including information concerning directors' and officers' remuneration and indebtedness, principal holders of the Geac's securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in Geac's Management Proxy Circular for the 2005 Annual Meeting of Shareholders of the Corporation to be filed subsequent to this Renewal Annual Information Form.

        Additional financial information is provided in the Corporation's comparative financial statements for FY 2005 and MD&A for FY 2005.

        The Geac products referred to herein are registered or unregistered trademarks of Geac Computer Corporation Limited or its subsidiaries. All other brand or product names are registered trademarks and trademarks of their respective holders. © 2004 Geac Computer Corporation Limited.

Schedule A

Geac Computer Corporation Limited
AUDIT COMMITTEE MANDATE

Organization

        The Audit Committee is a committee of the Board of Directors. The Audit Committee shall be comprised of not less than four directors. All members must be independent of the management of the Corporation and free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as a Committee member and shall meet the independence requirements, and other similar requirements, and audit committee composition requirements promulgated by the Canadian Securities Administrators (the "CSA"), the United States Securities and Exchange Commission (the "SEC"), the Toronto Stock Exchange, the National Association of Securities Dealers, Inc., any other exchange upon which securities of the Corporation are traded or any governmental or regulatory body exercising authority over the Corporation (each a "Regulatory Body" and together the "Regulatory Bodies"). In particular, each member of the Audit Committee shall be "financially literate" and at least one member of the Audit Committee shall have "accounting or related financial experience" in accordance with these requirements. The Chairman of the Audit Committee and its members shall be elected annually by the Board of Directors. The Audit Committee shall establish its own schedule and rules of procedure. Meetings of the Audit Committee may be held telephonically. A majority of members of the Audit Committee shall constitute a quorum.

Statement of Policy

        The Audit Committee shall provide assistance to the corporate directors in fulfilling their responsibility to the Corporation relating to corporate accounting, reporting practices of the Corporation and the quality and integrity of the financial reports of the Corporation. In so doing, it is the responsibility of the Audit Committee to maintain free and open means of communication between the directors, the independent auditors, the internal auditors, the Disclosure Committee and the financial management of the Corporation.

Responsibilities

        The Audit Committee will perform its duties and fulfill its responsibilities as assigned by the Board of Directors in the following areas:

Review of Mandate

1.
To evaluate, to review the adequacy of, and to make recommendations to the Board of Directors concerning, the Audit Committee's mandate annually.

Engagement of External Auditors

2.
To have sole authority and be directly responsible for the appointment of the external auditors to be engaged, the approval of the compensation of the external auditors, and the retention of (including the authority not to retain or to terminate) the external auditors. The Audit Committee shall review, approve and sign (Chairman of the Audit Committee) the audit engagement letter (including all audit engagement fees and terms). The external auditors shall report and are accountable directly to the Audit Committee, as representatives of the Corporation, and not to management. The Audit Committee is responsible for overseeing the work of the Corporation's external auditors for the purpose of preparing or issuing an audit report or related work, including the resolution of disagreements between management and the external auditors regarding financial reporting.

Engagement of Internal Auditors

3.
To review and to concur in the appointment, replacement, reassignment, or dismissal of the internal audit Director and/or vendor and to approve their compensation. Internal audit reports directly to the Chairman of the Audit Committee.

4.
To determine from time to time whether the Corporation should have an internal audit function and to establish from time to time the scope and particulars of same.

Review of Audited Financial Statements

5.
To review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Audit Committee should review:

  •
  The appropriateness of and any changes to the underlying accounting principles and practices;

  •
  The appropriateness of estimates, judgments of choice and level of best practices of accounting alternatives;

  •
  Business risks, uncertainties, commitments and contingent liabilities;

  •
  Any significant recommendations to improve internal control and corresponding management responses;

  •
  The level of independence of internal audit from management; and

  •
  Any material disagreement with management (the Audit Committee shall be directly responsible for the resolution of any disagreements between management and the external auditor regarding financial reporting matters).

6.
To recommend, establish and monitor procedures designed to improve the quality and reliability of the disclosure of the Corporation's financial condition and results of operations.

Review and Discussion with External Auditors

7.
To confirm and assure the independence of the external auditor, including approval of all non-audit services and related fees provided by and paid to the external auditor, and to adopt and implement policies for such pre-approval.

8.
To review with management and the external auditor at the completion of each quarterly examination and each annual examination:

  •
  The Corporation's financial statements and related notes;

  •
  The external auditor's review of the financial statements and report thereon;

  •
  Any significant changes required in the external auditor's audit plan;

  •
  Any serious difficulties, difference of views or disputes with management encountered during the course of the audit relationship;

  •
  The appropriateness of and any changes to the accounting principles and practices; and

  •
  The appropriateness of estimates, judgments, and best practices of selected accounting alternatives.

9.
On an annual basis, the Audit Committee shall receive from the external auditor a formal written statement identifying all relationships between the external auditor and the Corporation consistent with Independence Standards Board Standard 1, as it may be modified or supplemented. The Audit Committee shall actively engage in a dialogue with the external auditor as to any disclosed relationships or services that may impact its independence. The Audit Committee shall take appropriate action to oversee the independence of the external auditor.

10.
On at least an annual basis, inquire of the external auditor as to whether such external auditor has any concerns relative to the quality of management's accounting principles.

11.
On an annual basis, discuss with representatives of the external auditor the matters required to be discussed by Statement on Auditing Standards 61, as it may be modified or supplemented.

Review and Discussion with Internal Auditors

12.
To consider and to review with management and the internal auditor:

  •
  Significant findings during the year and management's responses thereto;

  •
  Any difficulties encountered in the course of their audits, including any restriction on the scope of their work or access to required information;

  •
  Any changes required in the planned scope of their audit plan;

  •
  The internal audit budget and staffing plan;

  •
  The internal audit mandate; and

  •
  On at least an annual basis, review with the internal auditors as to whether such internal auditor has any concerns relative to the quality of management's accounting policies.

13.
Ensure, as and when required by law, that the Corporation's chief executive officer and chief financial officer submit an analysis to the Audit Committee prior to, and dated in close proximity to, the filing with the CSA and the SEC of the Corporation's annual information form and report pursuant to Canadian and U.S. securities laws. The analysis should evaluate the design and operation of the Corporation's internal control over financial reporting and disclose (a) any significant deficiencies discovered in the design and operation of the internal controls over financial reporting which could adversely affect the Corporation's ability to record, process, summarize, and report financial data and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls over financial reporting. The Audit Committee shall direct the actions to be taken and/or make recommendations to the Board of Directors of actions to be taken to the extent such report indicates the finding of any significant deficiencies in internal controls over financial reporting or fraud.

Coordination of External and Internal Audit

14.
To consider, in consultation with the external auditor and the internal auditor, individually and privately, the audit scope and plan of both the external and internal audits.

15.
To review with the internal auditor and the external auditor the coordination of audit effort to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

16.
To consider and to review with the external auditor and the internal auditor:

  •
  On at least an annual basis, the adequacy of the Corporation's internal controls, including computer information system control and security and internal control over financial reporting;

  •
  Any related significant findings and recommendations of the external auditor and the internal auditor together with management's responses thereon; and

  •
  Any proposed new policies and procedures or changes to existing policies and procedures.

Review and Discussion with Management

17.
To review and to assess the adequacy and quality of organization and staffing for senior accounting and financial responsibilities.

18.
To review annually or more frequently, as necessary, the risks faced by the Corporation, the business environment, the emergence of new opportunities and risks, and the steps management has taken to mitigate exposure to significant risks.

Review of Other Public Documents

19.
To ensure all material public documents relating to the financial performance, financial position or analysis thereof be reviewed by the Audit Committee. Such documents would include interim financial statements, the Annual Information Form (AIF), Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section of the annual report to shareholders and press releases containing financial information before they are filed with a Regulatory Body. In addition, the Audit Committee must be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure (other than the public disclosure referred to above in this paragraph) of financial information extracted or derived from the issuer's financial statements and must periodically assess the adequacy of these procedures.

Other Responsibilities

20.
To review policies and procedures with respect to directors and officers' expense accounts and perquisites, including their use of corporate assets.

21.
To review legal and regulatory matters that may have a material impact on the financial statements, and programs and reports received from regulators.

22.
To review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the Corporation's present and former external auditors.

23.
To report Audit Committee actions to the Board of Directors with such recommendations as the Audit Committee may deem appropriate.

24.
To prepare a letter for inclusion in the annual report that describes the Audit Committee's composition and responsibilities and how they were discharged.

25.
To review, with the organization's counsel, legal compliance matters and any legal matters that could have a significant impact on the organisation's financial statements.

26.
To perform such other functions as assigned by law the Corporation's charter or bylaws, or the Board of Directors.

27.
To meet at least four times per year or more frequently as circumstances require, with each member endeavouring to attend as many meetings as possible.

28.
To meet, at least quarterly, with the internal auditor and the external auditors and management separately to ascertain if the Audit Committee or these groups believe any matters exist that should be discussed privately, and then to discuss any such matters.

Engagement of Professional Services

        The Audit Committee is authorized to engage independent counsel, and other advisers, as it determines necessary to carry out its duties. The Corporation shall provide for appropriate funding, as determined by the Audit Committee, for such services. Handling of Complaints

        The Audit Committee shall ensure that the Corporation maintains procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

* * * * *

Approved by the Board of Directors. Last updated July 2005.

Appendix

Geac Computer Corporation Limited
Timing of Discharge of the Responsibilities of
the Audit Committee

         July Q1

October Q2
January Q3
April Q4

			Meeting	Done
Review of Mandate
1.	Evaluate, review the adequacy of, and make recommendations to the Board of Directors concerning, the Committee's mandate annually.		Q1
Engagement of External Auditors
2.
	Directly appoint the external auditors to be engaged, approve the compensation of the external auditors, review, approve and sign (Chairman of the Audit Committee) the audit engagement letter (including all audit engagement fees and terms), and review, approve and determine (solely at its own discretion) the discharge of (or decision not to retain) the external auditors.		Q1
Engagement of Internal Auditors
3.	Review and concur in the appointment, replacement, reassignment, or dismissal of the internal audit Director and/or vendor and approve their compensation.		Q2
Review of Audited Financial Statements
4.	Review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Committee should review:		Q1
	•	the appropriateness of and any changes to the underlying accounting principles and practices;
	•	the appropriateness of estimates, judgments of choice and level of best practices of accounting alternatives;
	•	business risks, uncertainties, commitments and contingent liabilities;
	•	any significant recommendations to improve internal control and corresponding management responses;
	•	the level of independence of internal audit from management; and
	•	any material disagreement with management.
5.	Recommend, establish and monitor procedures designed to improve the quality and reliability of the disclosure of the Corporation's financial condition and results of operations.		Q1-Q4

Review and Discussion with External Auditors
6.
	Confirm and assure the independence of the external auditor, including approval of all non-audit services and related fees provided by and paid to the external auditor, and to adopt and implement policies for such pre-approval.		Q1-Q4
7.	Review with management and the external auditor at the completion of each quarterly examination and each annual examination:		Q1-Q4
	•	the Corporation's financial statements and related notes;
	•	the external auditor's review of the financial statements and report thereon;
	•	any significant changes required in the external auditor's audit plan;
	•	any serious difficulties, difference of views or disputes with management encountered during the course of the audit relationship;
	•	the appropriateness of and any changes to the accounting principles and practices; and
	•	the appropriateness of estimates, judgments, and best practices of selected accounting alternatives.
8.
	On an annual basis, receive from the external auditor a formal written statement identifying all relationships between the external auditor and the Corporation consistent with Independence Standards Board Standard 1, as it may be modified or supplemented.		Q4
9.	On at least an annual basis, review with the external auditors as to whether such external auditor has any concerns relative to the quality of management's accounting policies.		Q4
10.	On an annual basis, discuss with representatives of the external auditor the matters required to be discussed by Statement on Auditing Standards 61, as it may be modified or supplemented.		Q4

Review and Discussion with Internal Auditors
11.	Consider and review with management and the internal auditor:		Q1-Q4
	•	Significant findings during the year and management's responses thereto;
	•	any difficulties encountered in the course of their audits, including any restriction on the scope of their work or access to required information;
	•	any changes required in the planned scope of their audit plan;
	•	the internal audit budget and staffing plan;
	•	the internal audit mandate; and
	•	On at least an annual basis, review with the internal auditor as to whether such internal auditor has any concerns relative to the quality of management's accounting policies.
12.
	Ensure, as and when required by law, that the Corporation's chief executive officer and chief financial officer submit to the Audit Committee prior to the filing with the CSA and the SEC the Corporation's annual information form and report pursuant to Canadian and U.S. securities laws a report (dated in close proximity to the date of filing of such annual report) evaluating the design and operation of Corporation's internal control over financial reporting and disclosing (a) any significant deficiencies discovered in the design and operation of the internal controls over financial reporting which could adversely affect the Corporation's ability to record, process, summarize, and report financial data; and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls over financial reporting. The Audit Committee shall direct the actions to be taken and/or make recommendations to the Board of Directors of actions to be taken to the extent such report indicates the finding of any significant deficiencies in internal controls over financial reporting or fraud.		Q1 of the fiscal year following the fiscal year to which such report relates
Coordination of External and Internal Auditors
13.	Consider, in consultation with the external auditor and the internal auditor, individually and privately, the audit scope and plan of both the external and internal audits.		Q2
14.	Review with the internal auditor and the external auditor the coordination of audit effort to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.		Q2
15.	Consider and review with the external auditor and the internal auditor:		Q1-Q4
	•	On at least an annual basis, the adequacy of the Corporation's internal controls, including computer information system control and security and internal control over financial reporting;
	•	any related significant findings and recommendations of the external auditor and the internal auditor together with management's responses thereon; and
	•	any proposed new policies and procedures or changes to existing policies and procedures.

Review and discussion with management
16.	Review and assess the adequacy and quality of organization and staffing for senior accounting and financial responsibilities.	Q1-Q4
17.
	Review annually or more frequently, as necessary, the risks faced by the Corporation, the business environment, the emergence of new opportunities and risks, and the steps management has taken to mitigate exposure to significant risks.	Q1-Q4
Review of other public documents
18.
	Ensure all material public documents relating to the financial performance, financial position or analysis thereof be reviewed by the Audit Committee. Such documents would include interim financial statements, the Annual Information Form (AIF), Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section of the annual report to shareholders and press releases containing financial information before they are filed with a regulatory body.	Q1-Q4
Other responsibilities
19.	Review policies and procedures with respect to directors and officers' expense accounts and perquisites, including their use of corporate assets.	Q4
20.	Review legal and regulatory matters that may have a material impact on the financial statements, and programs and reports received from regulators.	Q1-Q4
21.	Report Audit Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.	Q1-Q4
22.	Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the Corporation's present and former external auditors.	Q2
23.	Prepare a letter for inclusion in the annual report that describes the Committee's composition and responsibilities and how they were discharged.	Q4
24.	Review, with the organization's counsel, legal compliance matters and any legal matters that could have a significant impact on the organisation's financial statements.	Q1-Q4
25.	Perform such other functions as assigned by law the Corporation's charter or bylaws, or the Board of Directors.	Q1-Q4
26.	Meet at least four times per year or more frequently as circumstances require, with each member endeavouring to attend as many meetings as possible.	Q1-Q4
27.
	At least quarterly, meet with the internal auditor and the external auditors and management separately to ascertain if the Committee or these groups believe any matters exist that should be discussed privately, and then discuss any such matters.	Q1-Q4

QuickLinks

  Exhibit 99.1